SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: August 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For Immediate Release

Contact:	Laurence G. Sellyn, Executive Vice–President, Finance
and Chief Financial Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Gildan Activewear Announces that Glenn J. Chamandy assumes
Sole Responsibility as Chief Executive Officer and that Robert M. Baylis is appointed Non-Executive Board Chairman

— Special charge to be reflected in fourth quarter of fiscal 2004 to reflect contractual commitments to H. Greg Chamandy —

Montreal, Wednesday, August 4, 2004 - Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced that H. Greg Chamandy has stepped down from his roles as co-Chief Executive Officer, Chairman of the Board and Chairman of the Executive Committee of the Company, in order to pursue other business interests. He has also resigned as a member of the Board of Directors. Glenn J. Chamandy will assume sole responsibility for the Chief Executive Officer role. Robert M. Baylis, an independent director, will replace H. Greg Chamandy as Chairman of the Board. These changes are effective immediately.

    “I am committed to the challenge of leading Gildan’s management team as we implement the next phase of our growth strategy which we announced in December of 2003", stated Glenn Chamandy. “The key elements of this plan are the expansion of our integrated offshore fabric-manufacturing capacity in Honduras, the Dominican Republic and now in Nicaragua, and our new initiative to capitalize on these major capital investments by building Gildan into a presence in the mass-market retail channel. At the same time, we will remain focussed on reinforcing our leading position in the screenprint market.”

     “I am delighted that Bob Baylis has agreed to serve as our first non-executive Chairman. Bob’s experience and credentials as a highly-respected U.S. public company director, and his commitment to first-class corporate governance, will be a great asset to Gildan as our Board continues to oversee our development and maturation as a public company listed in both Canada and the United States.”

Mr. Baylis serves on the Board of several U.S. public corporations and non-profit organizations. He previously enjoyed a successful career with Credit Suisse First Boston, acting as Chairman and Chief Executive Officer of C.S. First Boston (Pacific). Mr. Baylis has been a director of Gildan since 1999 and was appointed Lead Director in 2003.

The cost of fulfilling the Company’s financial obligations to H. Greg Chamandy over the remaining life of his contract will be reflected in the fourth quarter of the current fiscal year. The charge to be recorded for ongoing compensation commitments pursuant to his employment agreement amounts to approximately U.S. $3.0 million or U.S. $0.10 per diluted share, after tax.

The Board of Directors of Gildan expresses its appreciation to H. Greg Chamandy, who was co-founder of Gildan and played a major role in building Gildan into a leader in its industry and a significant public company.

Profile

Gildan Activewear Inc. is a public, vertically integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets. Our company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. We sell our products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Over 9,300 full-time employees work in our facilities worldwide.

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date: August 4, 2004